OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                  Expires:  September 30, 1988

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)*

                                 J. W. MAYS, INC.
    -------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
    -------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    057847310
              ------------------------------------------------------
                                  (CUSIP Number)

                                Thomas J. McGrath
                            Simpson Thacher & Bartlett
         One Battery Park Plaza, New York, New York  10004 (212) 483-9000
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                       October 22, 1987 and April 12, 1988
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities of more than five percent of the class of securities described in Item 1; and (2 has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d.7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    2    of    9
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
   BENEFICIALLY   8   SHARED VOTING POWER
     OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    3    of    9
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alan H. Goldman, Preliminary Co-Executor of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    4    of    9
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louise Little, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         STATEMENT PURSUANT TO RULE 13d-1

                                      OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED







    Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is:

         Common Stock, par value $1.00 per share.

         The name and address of the principal executive offices of the issuer of such securities is:

         J.W. Mays, Inc.
         510 Fulton Street
         Brooklyn, New York  11201


    Item 2.  Identify and Background

    The name and business addresses of the persons filing this statement are:

         Jane H. Goldman
         640 Fifth Avenue
         New York, New York  10019

         Allan H. Goldman
         640 Fifth Avenue
         New York, New York  10019

         Louisa Little
         640 Fifth Avenue
         New York, New York  10019

         Ms. Goldman is principally occupied as Vice President of Solil

    Management Corp.

         Mr. Goldman is principally occupied as President of Solil Management

    Corp.

         Ms. Little is principally occupied as Secretary of Solil Management

    Corp.

         None of the persons filing this statement has either been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years or, during the last five years,

    has been subject to a judgment, decree or similar order or finding of violations with respect to federal or state securities laws or activities subject thereto.

         Ms. Goldman, Mr. Goldman and Ms. Little are each citizens of the

    United States of America.


    Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.


    Item 4.  Purpose of Transaction

         Each of the Preliminary Co-Executors acquired the shares of J.W.

    Mays, Inc. referred to in Item 5 pursuant to the terms of the Will of Sol

    Goldman.  Such shares are being held for investment purposes.

    Item 5.  Interest in Securities of the Issuer

         (a)  Each of the Preliminary Co-Executors beneficially owns 502,400 shares of Common Stock of J.W. Mays, Inc. or approximately 23.0% of the issued and outstanding shares of Common Stock of J.W. Mays, Inc. by virtue of their appointment as Preliminary Co-Executors of the Estate of Sol

    Goldman by the Surrogate's Court of New York County.  Ms. Goldman and Mr.

    Goldman were appointed Preliminary Co-Executors on October 22, 1987 and

    Ms. Little was appointed Preliminary Co-Executrix on April 12, 1988.

         (b)  Each of the Preliminary Co-Executors shares the voting and dispositive power with respect to the shares of J.W. Mays, Inc. Common

    Stock owned by the Estate of Sol Goldman.

         (c)  During the past sixty days the Preliminary Co-Executors have not effected any purchase or sale of shares of Common Stock of J.W. Mays,

    Inc.

         (d)  No person, other than the Preliminary Co-Executors, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this statement relates.

         (e)  Not applicable.

    Item 6.   Contracts, Arrangements, Understandings, or
              Relationships with Respect to Securities of the Issuer

         None.


    Item 7.  Materials to be Filed as Exhibits

         None.

                               S I G N A T U R E S


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated:  July 28, 1988


                                             By: /s/Jane H. Goldman
                                           ---------------------------
                                                 Jane H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Allan H. Goldman
                                             ---------------------------
                                                 Allan H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/Louisa Little
                                             ---------------------------
                                                 Louisa Little
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased

                                                                  OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                  Expires:  September 30, 1988

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___1___)*

                                 J. W. MAYS, INC.
    -------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
    -------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    057847310
              ------------------------------------------------------
                                  (CUSIP Number)

                                Thomas J. McGrath
                            Simpson Thacher & Bartlett
       425 Lexington Avenue, New York, New York  10017-3909 (212) 455-2900
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                      October 27, 1988 and November 1, 1988
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    2    of    7
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    3    of    7
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alan H. Goldman, Preliminary Co-Executor of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    4    of    7
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louise Little, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.0%
     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         STATEMENT PURSUANT TO RULE 13d-1

                                      OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


    -------------------------------------------------------------------------

              Items 4 and 7 of the Statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities Exchange Act of 1934 by the

    Preliminary Co-Executors are amended by adding to such items the information set forth below.


    Item 4.  Purpose of Transaction

              On October 27, 1988, the Preliminary Co-Executors sent a

    letter, a copy of which is filed as an exhibit, to the Chairman of the

    Board and Chief Executive Officer of J.W. Mays, Inc. which, among other things, suggested that a shareholder vote would be appropriate with respect to any sale of a certain building owned by J.W. Mays, Inc. and indicated that the Estate of Sol Goldman and other interested investors who would consider the purchase of the building under certain conditions.

              On November 1, 1988, the Preliminary Co-Executors received a response from the Chairman of the Board and Chief Executive Officer of

    J.W. Mays, Inc. in a letter dated October 31, 1988, a copy of which is also filed as an exhibit.

    Item 7.  Materials to be Filed as Exhibits

              (1) Letter dated October 27, 1988 from the Preliminary Co-

         Executors to Max L. Shulman, Chairman of the Board and Chief

         Executive Officer of J.W. Mays, Inc.

              (2) Letter dated October 31, 1988 from Max L. Shulman,

         Chairman of the Board and Chief Executive Officer of J.W. Mays,

         Inc. to the Preliminary Co-Executors.

                               S I G N A T U R E S





              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         Dated:  November 7, 1988





                                             By: /s/Jane H. Goldman
                                             ---------------------------
                                                 Jane H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By:
                                             ---------------------------
                                                 Allan H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/Louisa Little
                                             ---------------------------
                                                 Louisa Little
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased

                                  EXHIBIT INDEX

    Exhibit
    No.                                                         Page


    (1)      Letter dated October 27, 1988 from the
             Preliminary Co-Executors to Max L. Shulman,
             Chairman of the Board and Chief Executive
             Officer of J.W. Mays, Inc.
    (2)      Letter dated October 31, 1988 from Max L.
             Shulman, Chairman of the Board and Chief
             Executive Officer of J.W. Mays, Inc. to the
             Preliminary Co-Executors.

                                                                  OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                  Expires:  September 30, 1988

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___2___)*

                                 J. W. MAYS, INC.

                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share

                          (Title of Class of Securities)

                                    057847310
                                  (CUSIP Number)

                                Thomas J. McGrath
                            Simpson Thacher & Bartlett
       425 Lexington Avenue, New York, New York  10017-3909 (212) 455-2900

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 November 8, 1988
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    2    of    6
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    3    of    6
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Allan H. Goldman, Preliminary Co-Executor of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                   7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    4    of    6
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louise Little, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         STATEMENT PURSUANT TO RULE 13d-1

                                      OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

    -------------------------------------------------------------------------

              Items 4 and 7 of the Statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities Exchange Act of 1934 by the

    Preliminary Co-Executors are amended by adding to such items the information set forth below.


    Item 4.  Purpose of Transaction

              On November 8, 1988, one of the Preliminary Co-Executors sent a letter, a copy of which is filed as an exhibit, to the Chairman of the

    Board and Chief Executive Officer of J.W. Mays, Inc. responding to his letter to the Preliminary Co-Executors dated October 31, 1988.


    Item 7.  Materials to be Filed as Exhibits

              (3) Letter dated November 8, 1988 from a Preliminary Co-

         Executors to Max L. Shulman, Chairman of the Board and Chief

         Executive Officer of J.W. Mays, Inc.

                               S I G N A T U R E S





              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         Dated:  November 15, 1988





                                             By: /s/ Jane H. Goldman
                                                 ---------------------------
                                                 Jane H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Allan H. Goldman
                                                 ---------------------------
                                                 Allan H. Goldman
                                                 Preliminary Co-Executor of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Louisa Little
                                                 ---------------------------
                                                 Louisa Little
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased

                                  EXHIBIT INDEX

    Exhibit
    No.                                                         Page


    (3)      Letter dated November 8, 1988 from a
             Preliminary Co-Executor to Max L. Shulman,
             Chairman of the Board and Chief Executive
             Officer of J.W. Mays, Inc.

                                                                  OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                  Expires:  September 30, 1988

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___3___)*

                                 J. W. MAYS, INC.
    -------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
    -------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    057847310
               ----------------------------------------------------
                                  (CUSIP Number)

                                Thomas J. McGrath
                            Simpson Thacher & Bartlett
       425 Lexington Avenue, New York, New York  10017-3909 (212) 455-2900
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 December 5, 1988
               ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    2    of    25
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    3    of    25
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Allan H. Goldman, Preliminary Co-Executor of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                   7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    4    of    25
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louise Little, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                   7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         STATEMENT PURSUANT TO RULE 13d-1

                                      OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

    -------------------------------------------------------------------------

              Items 4 and 7 of the Statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities Exchange Act of 1934 by the

    Preliminary Co-Executors are amended by adding to such items the information set forth below.


    Item 4.  Purpose of Transaction

              On December 5, 1988 the Preliminary Co-Executors ruled a

    complaint in the Supreme Court of the State of New York, County of New

    York, Jane H. Goldman, et al. v. Frank J. Angell, et al., a copy of which is filed as an exhibit, against the directors of J.W. Mays, Inc. and the prospective purchaser of a certain building owned by J.W. Mays, Inc.

    alleging that (1) the proposed sale of the property must first be submitted to a vote of the shareholders and be approved by two-thirds of all outstanding shares entitled to vote thereon, (2) the directors have breached their fiduciary duties to the shareholders and wasted corporate assets by selling the property for a price substantially below its market value, (3) the directors have breached their fiduciary duties to the shareholders by failing to solicit, consider or accept other offers for the property and (4) the prospective purchaser has knowingly aided,

    abetted and participated in the directors' breach of their fiduciary duty.

    The complaint seeks, among other things, preliminary and permanent injunctions prohibiting the sale or transfer of the property for an unfair price and without a shareholder vote; a declaration that the proposed sale is unlawful, null and void; preliminary and permanent injunctions prohibiting J.W. Mays, Inc. and its directors and officers from carrying out any plan to abandon the retail business, absent the shareholder votes required by law; and an order that the directors solicit and consider alternative proposals to purchase the property or other proposals to maximize shareholder value.

              Also on December 5, 1988 the Preliminary Co-Executors caused a notice of pendency of the complaint discussed above to be filed in the property records of the Office of the Clerk of the County of New York.


    Item 7.  Materials to be Filed as Exhibits

         (4)  Complaint in Jane H. Goldman, et al. v. Frank J. Angell,

              et al., filed in the Supreme Court of New York, County of

              New York.

         (5)  Notice of Pendency filed in the Office of the Clerk of the

              County of New York.

                               S I G N A T U R E S





              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         Dated:  December 14, 1988





                                             By: /s/ Jane H. Goldman
                                                 --------------------------
                                                 Jane H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Allan H. Goldman
                                                 --------------------------
                                                 Allan H. Goldman
                                                 Preliminary Co-Executor of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Louisa Little
                                                 --------------------------
                                                 Louisa Little
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased

                                  EXHIBIT INDEX

    Exhibit
    No.                                                                Page


    (4)      Complaint in Jane H. Goldman, et al. v. Frank J.
             Angell, et al., filed in the Supreme Court of New
             York, County of New York.

    (5) Notice of Pendency filed in the Office of the Clerk of the County of New York.

                                                                  OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                  Expires:  September 30, 1988

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___4___)*

                                 J. W. MAYS, INC.
    -------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
    -------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    057847310
               ----------------------------------------------------
                                  (CUSIP Number)

                                Thomas J. McGrath
                            Simpson Thacher & Bartlett
       425 Lexington Avenue, New York, New York  10017-3909 (212) 455-2900
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                        December 22, and December 23, 1988
               ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    2    of
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    3    of
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Allan H. Goldman, Preliminary Co-Executor of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    4    of
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louise Little, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                   7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH               502,400
     REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           502,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.0%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         STATEMENT PURSUANT TO RULE 13d-1

                                      OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

    -------------------------------------------------------------------------

              Items 4 and 7 of the Statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities Exchange Act of 1934 by the

    Preliminary Co-Executors are amended by adding to such items the information set forth below.


    Item 4.  Purpose of Transaction

              On December 22, 1988 the Preliminary Co-Executors entered into a stipulation and order, a copy of which is filed as an exhibit, to settle in part the action that they had brought against the directors of J.W.

    Mays, Inc. and the prospective purchaser of a certain building owned by

    J.W. Mays, Inc.:  Jane H. Goldman, et al. v. Frank J. Angell, et al., No.

    23994/88, filed in the Supreme Court of the State of New York, County of

    New York.  Under the terms of the partial settlement, the preliminary Co-

    Executors will vacate and withdraw the notice of pendency filed in the action, discontinue with prejudice all claims against the prospective purchaser and not seek to set aside the sale of the property after the sale closes, all without prejudice to the right of the preliminary Co-

    Executors to continue to seek money damages from the other defendants with respect to the sale of this property.  In return, J.W. Mays, Inc. has agreed to establish an advisory real estate committee which is to be consulted in advance of J.W. Mays, Inc. entering into any agreement to sell or otherwise dispose of any real property worth in excess of $1 million or to lease any real property with a rental in excess of $100,000 per year. Either Jane H. Goldman or Allan H. Goldman, at the option of the Preliminary Co-Executors, will be a member of the advisory real estate committee for so long as the Estate of Sol Goldman or its distributees retain all or substantially all of the Estate's current shareholdings of

    J.W. Mays, Inc.  In addition, the management of J.W. Mays, Inc. will consider in good faith, but in their sole discretion, whether to include one of the Preliminary Co-Executors on the slate of directors to be elected at J.W. Mays, Inc.'s 1989 Annual Meeting.

              On December 23, 1988 certain of the procedures relating to the advisory real estate committee set forth in the stipulation and order were modified by letter agreement, a copy of which is filed as an exhibit hereto.


    Item 7.  Materials to be Filed as Exhibits

         (6)  Stipulation and Order dated as of December 21, 1988 in

              Jane H. Goldman, et al. v. Frank J. Angell, et al., filed

              in the Supreme Court of New York, County of New York.

         (7)  Letter Agreement dated December 23, 1988.

                               S I G N A T U R E S





              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         Dated:  December 23, 1988





                                             By: /s/ Jane H. Goldman
                                                 --------------------------
                                                 Jane H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Allan H. Goldman
                                                 --------------------------
                                                 Allan H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Louisa Little
                                                 --------------------------
                                                 Louisa Little
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased

                                  EXHIBIT INDEX

    Exhibit
    No.                                                               Page


    (6) Stipulation and Order dated as of December 21, 1988 in Jane H. Goldman, et al. v. Frank J. Angell, et al., filed in the Supreme Court of New York, County of New York.
    (7)      Letter Agreement dated December 23, 1988.

                                                                  OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                  Expires:  September 30, 1988

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___5___)*

                                 J. W. MAYS, INC.
    -------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
    -------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    057847310
               ----------------------------------------------------
                                  (CUSIP Number)

                                Thomas J. McGrath
                            Simpson Thacher & Bartlett
       425 Lexington Avenue, New York, New York  10017-3909 (212) 455-2900
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 31, 1990
               ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement /x/

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    2    of    7
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               467,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           467,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               467,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.45%

     14   TYPE OF REPORTING PERSON

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    3    of    7
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alan H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                   7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH               467,400
     REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           467,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               467,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.45%

     14   TYPE OF REPORTING PERSON

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    4    of    7
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louise Little, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               467,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           467,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               467,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.45%

     14   TYPE OF REPORTING PERSON

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         STATEMENT PURSUANT TO RULE 13d-1

                                      OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

    -------------------------------------------------------------------------

              This Amendment No. 5 to Schedule 13D is filed jointly on behalf of Jane H. Goldman, Allan H. Goldman and Louisa Little as Preliminary Co-

    Executors of the Estate of Sol Goldman (collectively, the "Preliminary Co-

    Executors"), to amend their Schedule 13D relating to the Common Stock of

    J.W. Mays, Inc.  Items not included in this Amendment No. 5 are either not amended or not applicable.


    Item 5.  Interest in Securities of the Issuer

              (a)  As of August 1, 1990, each of the Preliminary Co-Executors beneficially owned 467,400 shares of Common Stock of J.W. Mays, Inc. or approximately 21.45% of the issued and outstanding shares of Common Stock of J.W. Mays, Inc. by virtue of their appointment as Preliminary Co-

    Executors of the Estate of Sol Goldman by the Surrogate's Court of New

    York County.  Ms. Goldman and Mr. Goldman were appointed Preliminary Co-

    Executors on October 22, 1987 and Ms. Little was appointed Preliminary Co-

    Executrix on April 12, 1988.

              (b)  Each of the Preliminary Co-Executors shares the voting and dispositive power with respect to the shares of J.W. Mays, Inc. Common

    Stock owned by the Estate of Sol Goldman.

              (c)  On July 31, 1990, the Preliminary Co-Executors sold 35,000 shares of Common Stock of J.W. Mays, Inc. in the over-the-counter market.

    10,000 of such shares of Common Stock were sold at a price of $24.875 per share or $248,750 in the aggregate.  The remaining 25,000 shares of Common

    Stock were sold at a price of $25.375 per share or an aggregate of

    $634,375.

              (d)  No person, other than the Preliminary Co-Executors, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common

    Stock to which this statement relates.

              (e)  Not applicable.

                               S I G N A T U R E S





              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         Dated:  October 4, 1990





                                             By: /s/ Jane H. Goldman
                                                 --------------------------
                                                 Jane H. Goldman
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Allan H. Goldman
                                                 --------------------------
                                                 Allan H. Goldman
                                                 Preliminary Co-Executor of
                                                 the Estate of Sol Goldman,
                                                 Deceased


                                             By: /s/ Louisa Little
                                                 --------------------------
                                                 Louisa Little
                                                 Preliminary Co-Executrix of
                                                 the Estate of Sol Goldman,
                                                 Deceased

                                  EXHIBIT INDEX

    Exhibit
    No.                                                                 Page


    (6) Stipulation and Order dated as of December 21, 1988 in Jane H. Goldman, et al. v. Frank J. Angell, et al., filed in the Supreme Court of New York, County of New York.
    (7)          Letter Agreement dated December 23, 1988.

                                                                  OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                    Expires:  October 31, 1997
                                                      Estimated average burden
                                                   hours per response .. 14.90

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___[6]___)*

                                 J. W. MAYS, INC.
    -------------------------------------------------------------------------
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
    -------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    057847310
               ----------------------------------------------------
                                  (CUSIP Number)

                                  Mildred Kalik
                            Simpson Thacher & Bartlett
       425 Lexington Avenue, New York, New York  10017-3954 (212) 455-2900
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                     December 27, 1993 and December 22, 1993
               ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    2    of    11
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, Preliminary Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) /x/

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               274,600
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           274,600

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               274,600

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.85%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    3    of    11
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jane H. Goldman, as Co-Trustee of the
               Lillian Goldman Marital Trust
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) /x/

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

               N/A
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               91,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           91,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               91,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.28%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    4    of    11
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Allan H. Goldman, Co-Executor of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) /x/

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               274,600
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           274,600

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               274,600

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.85%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    5    of    11
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Allan H. Goldman, Co-Executor of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) /x/

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               91,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           91,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               91,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.28%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    6    of    11
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louisa Little, Co-Executrix of the
               Estate of Sol Goldman, Deceased
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /

                                                                     (b) /x/

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               274,600
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           274,600

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               274,600

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.85%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

    CUSIP No.    057847310                       Page    7    of    11
                                                 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louisa Little, as Co-Trustee of the
               Lillian Goldman Marital Trust
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                     (b) /x/

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*


     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO
          ITEMS 2(d) or 2(e)                                             / /


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
                  7   SOLE VOTING POWER
     NUMBER OF
       SHARES              - - - - - - - - - -
    BENEFICIALLY  8   SHARED VOTING POWER
      OWNED BY
        EACH               91,400
     REPORTING    9   SOLE DISPOSITIVE POWER
       PERSON
        WITH               - - - - - - - - - -

                  10  SHARED DISPOSITIVE POWER
                           91,400

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               91,400

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        / /


     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.28%

     14   TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         STATEMENT PURSUANT TO RULE 13d-1

                                      OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

    -------------------------------------------------------------------------

              Items 4 of the Statement filed pursuant to Rule 13d-1 under

    Section 13(d) of the Securities Exchange Act of 1934, as amended, by the

    Co-Executors (the "Statement") is amended by adding to such item the information set forth below with respect to such item.  Items 5(a), 5(b)

    and 5(c) of the Statement are amended by deleting such items in their entirety and substituting in lieu thereof the information set forth below with respect to each such item.


    Item 4.  Purpose of Transaction

              Each of the persons identified in Item 2, formerly a

    Preliminary Co-Executor, was appointed a Co-Executor of the Estate of Sol

    Goldman, deceased, by the Surrogate's Court of New York County on March 4,

    1991.

              Each of the persons identified in Item 2, as a Co-Trustee of the Lillian Goldman Marital Trust (the "Co-Trustees"), acquired the shares of J.W. Mays, Inc. referred to in Item 5 as beneficially owned in such capacity pursuant to a distribution from the Estate of Sol Goldman,

    deceased, to the Lillian Goldman Marital Trust under the Last Will and

    Testament of Sol Goldman (the "Will").  Such shares are held for investment purposes.

    Item 5.  Interest in Securities of the Issuer

              (a) Each of the persons identified in Item 2, as a Co-

         Executor of the Estate of Sol Goldman, deceased, beneficially owns 274,600 shares of Common Stock of J.W. Mays, Inc. or

         approximately 12.85% of the issued and outstanding shares of

         Common Stock of J.W. Mays, Inc.  Each of the persons identified in Item 2, by virtue of being a Co-Trustee of the Lillian

         Goldman Marital Trust, beneficially owns 91,400 shares of

         Common Stock of J.W. Mays, Inc. or approximately 4.28% of the issued and outstanding shares of Common Stock of J.W. Mays,

         Inc.

              (b) Each of the Co-Executors shares the voting and dispositive power with respect to the shares of J.W. Mays, Inc. Common Stock owned by the Estate of Sol Goldman, deceased.  Each of the Co-

         Trustees shares the voting and dispositive power with respect to the shares of J.W. Mays, Inc. Common Stock owned by the Lillian Goldman

         Marital Trust.

              (c) On December 20, 1993, the Estate of Sol Goldman, deceased,

         distributed under the Will 91,400 shares of Common Stock of J.W.

         Mays, Inc. to the Lillian Goldman Marital Trust.  Each of the Co-

         Executors of the Estate of Sol Goldman, deceased, is also a Co-

         Trustee of the Lillian Goldman Marital Trust, but such persons do not affirm the existence of a group with respect to such capacities.

              On December 22, 1993, the Estate of Sol Goldman, deceased,

    distributed under the Will 91,400 shares of Common Stock of J.W. Mays,

    Inc. to Lillian Goldman.

              The Estate of Sol Goldman, deceased, has also effected the following open market sales of shares of Common Stock of J.W. Mays, Inc.:

           Trade        Settlement      Number of     Sales Price

            Date           Date           Shares       per Share

            7/31/90       8/7/90           25,000         $25.375
            7/31/90      8/10/90           10,000         $24.875
           12/26/91       1/3/92           10,000         $17.875

                               S I G N A T U R E S


                     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

            Dated:  September __, 1995


                                     By: /s/Jane H. Goldman
                                         --------------------------
                                         Jane H. Goldman, as Co-Executrix
                                         of the Estate of Sol Goldman,
                                         Deceased


                                     By: /s/Jane H. Goldman
                                         --------------------------
                                         Jane H. Goldman, as Co-Trustee
                                         of the Lillian Goldman, Deceased


                                     By: /s/ Allan H. Goldman
                                         --------------------------
                                         Allan H. Goldman, as Co-Executor
                                         of the Estate of Sol Goldman,
                                         Deceased


                                     By: /s/ Allan H. Goldman
                                         --------------------------
                                         Allan H. Goldman, as Co-Trustee
                                         of the Lillian Goldman Marital Trust


                                     By: /s/ Louisa Little
                                         --------------------------
                                         Louisa Little, as Co-Executrix
                                         of the Estate of Sol Goldman,
                                         Deceased


                                     By: /s/ Louisa Little
                                         --------------------------
                                         Louisa Little, as Co-Trustee
                                         of the Lillian Goldman Marital Trust

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                               J. W. Mays, Inc.
 ----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   057847310
                                (CUSIP Number)

                                 Mildred Kalik
                          Simpson Thacher & Bartlett
      425 Lexington Avenue, New York, New York  10017-394 (212) 455-2000
 ----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 20, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 057847310                         Page      2     of  6     Pages


    1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

                Jane H. Goldman, Co-Executrix of the Estate of Sol Goldman, Deceased

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                     (b) / /


    3      SEC USE ONLY


    4      SOURCE OF FUNDS


    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO
           ITEMS 2(d) or 2(e)                                            / /


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
                7   SOLE VOTING POWER
  NUMBER OF
    SHARES                - - - - - - - - - -
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
     EACH                 271,200
  REPORTING
   PERSON
     WITH       9   SOLE DISPOSITIVE POWER
                          - - - - - - - - - -

                10  SHARED DISPOSITIVE POWER

                          271,200
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                271,200
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        / /


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.69%
   14      TYPE OF REPORTING PERSON

                IN

                                 SCHEDULE 13D

CUSIP No. 057847310                         Page      3     of  6     Pages


  1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

           Allan H. Goldman, Co-Executor of the Estate of Sol Goldman,
           Deceased

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                     (b) /x/


  3   SEC USE ONLY


  4   SOURCE OF FUNDS


  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 / /


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
               7    SOLE VOTING POWER
  NUMBER OF
   SHARES                - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 271,200
  REPORTING
   PERSON
    WITH       9    SOLE DISPOSITIVE POWER
                          - - - - - - - - - -

               10   SHARED DISPOSITIVE POWER

                         271,200
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           271,200
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.69%
 14   TYPE OF REPORTING PERSON

           IN

                                 SCHEDULE 13D

CUSIP No. 057847310                        Page      4     of  6     Pages


  1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

           Louisa Little, Co-Executrix of the Estate of Sol Goldman,
           Deceased

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                     (b) /x/


  3   SEC USE ONLY


  4   SOURCE OF FUNDS


  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 / /


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
               7    SOLE VOTING POWER
  NUMBER OF
   SHARES                - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 271,200
  REPORTING
   PERSON
    WITH       9    SOLE DISPOSITIVE POWER
                         - - - - - - - - - -

               10   SHARED DISPOSITIVE POWER

                         271,200
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           271,200
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                             / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.69%
 14   TYPE OF REPORTING PERSON

           IN

This Amendment No. 7 to Schedule 13D is filed jointly on behalf of Jane H.

Goldman, Allan H. Goldman and Louisa Little as Co-Executors of the Estate of

Sol Goldman, to amend their Schedule 13D relating to the Common Stock of J.W.

Mays, Inc.  Items not included in this Amendment No. 7 are either not amended or not applicable.  Items 5(a) and 5(c) of the Statement are amended by deleting such items in their entirety and substituting in lieu thereof the information set forth below with respect to each such item.


                 Item 5.  Interest in Securities of the Issuer

(a)  Each of the persons identified in Item 2, as a  Co-Executor of the

Estate of Sol Goldman, deceased, beneficially owns 271,200 shares of Common

Stock of J.W. Mays, Inc. or approximately 12.69% of the issued and outstanding shares of Common Stock of J.W. Mays, Inc.

(c)  The Estate of Sol Goldman, deceased, has effected the following open market sales of shares of Common Stock of J.W. Mays, Inc.:

                                                            Sales Price per
  Trade Date      Settlement Date      Number of Shares          Share
    6/20/97           6/25/97               3,400                $8.465

                              S I G N A T U R E S



          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Dated:  July ___, 1997


                               By:/s/ Jane H. Goldman
                                  ---------------------------------------
                                  Jane H. Goldman, as Co-Executrix of the
                                  Estate of Sol Goldman, Deceased


                               By:/s/ Allan H. Goldman
                                  ---------------------------------------
                                  Allan H. Goldman, as Co-Executor of the
                                  Estate of Sol Goldman, Deceased


                               By: /s/ Louisa Little
                                  ---------------------------------------
                                  Louisa Little, as Co-Executrix of the
                                  Estate of Sol Goldman, Deceased